SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                                  -------------


(Mark One)
 ----
/ X /     ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF  THE  SECURITIES  EXCHANGE
----      ACT OF 1934
          For the fiscal year ended  December  31, 1999.

                                       OR

 ----
/   /     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
----      ACT OF 1934
          For the transition period from _________to______________


          Commission file number 33-64647

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SAVINGS PLAN FOR THE EMPLOYEES
                          OF TREDEGAR INDUSTRIES, INC.

          B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Tredegar Corporation
                            1100 Boulders Parkway
                            Richmond, Virginia 23225

                              REQUIRED INFORMATION

         See Appendix 1.


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        SAVINGS PLAN FOR THE EMPLOYEES
                                        OF TREDEGAR INDUSTRIES, INC.



                                        By:  /s/ N. A. Scher
                                           -------------------------------------
                                           N. A. Scher, Chairman
                                           Employee Savings Plan Committee

Dated:   June 23, 2000

                        SAVINGS PLAN FOR THE EMPLOYEES OF
                            TREDEGAR INDUSTRIES, INC.

                                  ANNUAL REPORT

                      FOR THE YEAR ENDED DECEMBER 31, 1999

      SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.
                          INDEX OF FINANCIAL STATEMENTS




                                                                            Page

Independent Auditors' Report                                                 1


Financial Statements

    Statement of net assets available for benefits
       at December 31, 1999 and 1998                                         2
    Statement of changes in net assets available for
       benefits for the years ended December 31, 1999,
       1998 and 1997                                                         3
    Notes to financial statements                                            4-8

                          Independent Auditors' Report

To the Plan Administrator, Savings Plan for the Employees of Tredegar Industries, Inc.


         We have audited the accompanying statements of net assets available for benefits of the Savings Plan for the Employees of Tredegar Industries, Inc.
(Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


                                               /s/ Poti, Walton & Associates, PC
                                               POTI, WALTON & ASSOCIATES, PC



Richmond, Virginia
June 9, 2000



           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998

                                                                               1999              1998
                                                                           ------------      ------------
Assets:
    Investments:

       Money market funds - Wachovia Bank Diversified Trust Fund           $     52,829      $    237,604
       Common stocks:
          Albemarle Corporation                                               1,337,810         1,893,421
          Ethyl Corporation                                                     520,943           941,681
          Tredegar Corporation                                               79,837,407        88,064,798
       Actively managed commingled funds:

          Frank Russell Investment Contract Fund                              5,214,032         5,259,945
          Frank Russell Global Balanced Fund                                  7,396,942         6,006,568
          Frank Russell Equity I Fund                                        12,500,814         8,757,333
          Frank Russell Equity II Fund                                        1,438,273           978,768
       Loans to participants                                                    798,989           450,598
                                                                           ------------      ------------
                  Total investments                                         109,098,039       112,590,716

    Interest and dividends receivable                                           170,103           174,775
    Cash                                                                        184,487             1,598
                                                                           ------------      ------------
Net assets available for benefits                                          $109,452,629      $112,767,089
                                                                           ============      ============

   The accompanying notes are an integral part of these financial statements.

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                                        1999            1998            1997
                                                                                   --------------   ------------    ------------

Additions to net assets attributed to:
    Investment income:
       Interest                                                                    $     70,623     $     67,416    $     46,305
       Dividends                                                                        676,848          661,118         590,434
       Net appreciation (depreciation) in the fair value of investments              (3,535,982)       5,222,130      39,417,632
                                                                                   --------------   ------------    ------------
                                                                                     (2,788,511)       5,950,664      40,054,371
    Contributions:
       Employer                                                                       2,606,824        2,144,300       1,754,488
       Participants                                                                   6,298,895        4,892,202       3,955,256
       Rollovers                                                                      1,302,485                -               -
                                                                                   -------------    ------------    ------------
                                                                                     10,208,204        7,036,502       5,709,744
                                                                                   -------------    ------------    ------------
           Total additions                                                            7,419,693       12,987,166      45,764,115

Deductions from net assets attributed to:

    Administrative expenses                                                             279,970          290,183         178,740
    Withdrawals paid to participating employees                                      10,454,183       12,196,914       9,166,873
                                                                                   -------------    ------------    ------------
           Total deductions                                                          10,734,153       12,487,097       9,345,613
                                                                                   -------------    ------------    ------------

Net increase (decrease) for the year                                                 (3,314,460)         500,069      36,418,502

Net assets available for benefits:

    January 1                                                                       112,767,089      112,267,020      75,848,518
                                                                                   -------------    ------------    ------------

    December 31                                                                    $109,452,629     $112,767,089    $112,267,020
                                                                                   =============    ============    ============

   The accompanying notes are an integral part of these financial statements.

           SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999


Note 1   Summary of Significant Accounting Policies

         General - Tredegar Corporation (Tredegar), which engages directly or through subsidiaries in plastics and aluminum businesses, is a Virginia corporation. The Savings Plan for the Employees of Tredegar Industries, Inc. (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989, and the Plan was effective as of July 1, 1989.

         The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan, however, because the benefits that participants are entitled to receive are always equal to the value of their account balances and, for that reason, the Plan is always fully funded. The value of a participant's account may change from time to time. Each participant assumes the risk of fluctuations in the value of his or her account.

         The accompanying financial statements of the Plan have been prepared in conformity with generally accepted accounting principles.

         Security Valuation - Investments are stated at fair value determined as follows:

              Money market funds - market price which is equivalent to cost

              Common stocks - last published sale price on the New York Stock Exchange

              Actively managed commingled funds - provided in the audited annual report of the Frank Russell Trust Company

         Security Transactions and Related Investment Income - Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

         Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         Payment of Benefits - Benefits are recorded when paid.

         Reclassifications - Certain prior year amounts have been reclassified to conform to the 1999 presentation. These reclassifications have no effect on previously reported changes in net assets available for benefits.

Note 2   Description of Plan

         The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar's main office at 1100 Boulders Parkway, Richmond, Virginia.

Note 3   Contributions and Investment Options

         As of December 31, 1999 and 1998, there were 2,271 and 1,893 employees, respectively, participating in the Plan. As of December 31, 1999 and 1998, 2,697 and 2,289 employees, respectively, were eligible to participate in the Plan.

         Participants may contribute a percentage of his or her base pay (as defined) ranging from a minimum of 1% to a maximum of 15%. The contribution paid on behalf of the participant by Tredegar is generally 50% of each nonrepresented participant's contribution up to 10%. Contributions made by Tredegar are invested in the Tredegar Corporation Common Stock Fund.

         Participants direct the investment of their contributions into various investment options offered by the plan. The plan currently offers Tredegar stock or 4 actively managed commingled funds as investment options to participants. No additional contributions may be invested in Ethyl Corporation stock or in Albemarle Corporation stock.

Note 4   Investments

         The following tables present the fair value of investments as of December 31, 1999 and 1998. Investments that represent five percent or more of the Plan's net assets are separately identified.

                            FAIR VALUE OF INVESTMENTS

                                December 31, 1999

                                                                       Number of shares or units
                                                                        units - principal bonds                             Fair
             Name of issuer and title of each issue                            and notes                    Cost          Value (1)
---------------------------------------------------------------        -------------------------        -----------     ------------
Money market funds - Wachovia Bank Diversified Trust Fund                                              $     52,829     $     52,829
Investments at fair value as determined by quoted market price:
   Common stocks:
     Albemarle Corporation                                                        69,723                    409,345        1,337,810
     Ethyl Corporation                                                           148,841                    799,480          520,943
     Tredegar Corporation                                                      3,859,210                 20,641,883       79,837,407
                                                                                                       ------------     ------------
                                                                                                         21,850,708       81,696,160
   Actively managed commingled funds (2):

     Frank Russell Investment Contract Fund                                      234,729                  4,465,572        5,214,032
     Frank Russell Global Balanced Fund                                          250,999                  5,009,632        7,396,942
     Frank Russell Equity I Fund                                                 290,561                  7,405,109       12,500,814
     Frank Russell Equity II Fund                                                 45,571                  1,022,772        1,438,273
                                                                                                       ------------     ------------
                                                                                                         17,903,085       26,550,061
Loans to participants                                                           $798,989                    798,989          798,989
                                                                                                       ------------     ------------
              Total investments                                                                         $40,605,611     $109,098,039
                                                                                                       ============     ============

(1) Investments are carried in the statement of net assets available for benefits at fair value.
(2) Investment values are based on the audited annual report of the Frank Russell Trust Company.


                            FAIR VALUE OF INVESTMENTS

                                December 31, 1998

                                                                       Number of shares or units
                                                                        units - principal bonds                             Fair
             Name of issuer and title of each issue                            and notes                   Cost           Value (1)
---------------------------------------------------------------        -------------------------        -----------     ------------
Money market funds - Wachovia Bank Diversified Trust Fund                                               $   237,604     $    237,604

Investments at fair value as determined by quoted market price:
   Common stocks:
     Albemarle Corporation                                                        79,723                    454,802        1,893,421
     Ethyl Corporation                                                           167,410                    906,476          941,681
     Tredegar Corporation                                                      3,913,991                 17,505,074       88,064,798
                                                                                                        -----------     ------------
                                                                                                         18,866,352       90,899,900
Actively managed commingled funds (2):
     Frank Russell Investment Contract Fund                                      251,467                  4,635,205        5,259,945
     Frank Russell Global Balanced Fund                                          235,506                  4,404,207        6,006,568
     Frank Russell Equity I Fund                                                 245,834                  5,362,754        8,757,333
     Frank Russell Equity II Fund                                                 37,872                    794,799          978,768
                                                                                                        -----------     ------------
                                                                                                         15,196,965       21,002,614
Loans to participants                                                           $450,598                    450,598          450,598
                                                                                                        -----------     ------------
              Total investments                                                                         $34,751,519     $112,590,716
                                                                                                        ===========     ============

(1) Investments are carried in the statement of net assets available for benefits at fair value.
(2) Investment values are based on the audited annual report of the Frank Russell Trust Company.

         Closing stock prices as of December 31, 1999 and 1998, were as follows:

                                                               1999        1998
                                                             -------     -------
         Albemarle Corporation common stock                  $19.188     $23.750
         Ethyl Corporation common stock                        3.500       5.625
         Tredegar Corporation common stock                    20.688      22.500
         Frank Russell Investment Contract Fund               22.213      20.917
         Frank Russell Global Balanced Fund                   29.470      25.505
         Frank Russell Equity I Fund                          43.023      35.623
         Frank Russell Equity II Fund                         31.561      25.844

         During the years ended December 31, 1999, 1998, and 1997, the Plan's investment portfolio (including investments bought, sold and held during the year) appreciated (depreciated) in value by $(3,535,982), $5,222,130, and $39,417,632, as follows:

                            NET CHANGE IN FAIR VALUE
                                                                                           1999           1998          1997
                                                                                       ------------    -----------   -----------

       Investments at fair value as determined by quoted market price:

          Tredegar Corporation common stock                                            $(6,436,482)    $2,641,059    $36,258,606
          Albemarle Corporation common stock                                              (350,433)       (53,367)       632,092
          Ethyl Corporation common stock                                                  (314,380)      (355,476)      (361,080)
                                                                                       ------------    -----------   ------------
                                                                                        (7,101,295)     2,232,216     36,529,618
        Investments at fair value as determined in the audited annual report of the Frank Russell Trust Company:
             Frank Russell Investment Contract Fund                                        314,567        350,010        319,389
             Frank Russell Global Balanced Fund                                            987,065        882,670        806,777
             Frank Russell Equity I Fund                                                 2,005,043      1,753,885      1,581,478
             Frank Russell Equity II Fund                                                  258,638          3,349        180,370
                                                                                       ------------    -----------   ------------
                                                                                         3,565,313      2,989,914      2,888,014
                                                                                       ------------    -----------   ------------
        Net change in fair value                                                       $(3,535,982)    $5,222,130    $39,417,632
                                                                                       ============    ===========   ============


Note 5   Federal Income Taxes

         The Internal Revenue Service has determined and informed Tredegar by a letter dated January 22, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 6   Administrative Expenses

         The Plan is responsible for all trustee and investment management fees. Tredegar pays for all other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan.

Note 7   Forfeitures

         Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of their nonvested account. Forfeitures are applied against Tredegar's contributions throughout the year. Forfeitures were as follows:

                       1999            $  73,009
                       1998               55,581
                       1997              113,119

Note 8   Plan Termination

         Although it has not expressed any interest to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

                                  EXHIBIT INDEX


24.1              Consent of Independent Auditors